Filed Pursuant to Rule 424(b)(5)

Registration No. 333-199321

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per Solar Bonds Series	Proposed maximum aggregate offering price	Amount of registration fee(1)
Solar Bonds, Series 2015/R1	$10,000,000	100%	$10,000,000	$1,162.00
Solar Bonds, Series 2015/R2	$10,000,000	100%	$10,000,000	$1,162.00
Solar Bonds, Series 2015/R3	$30,000,000	100%	$30,000,000	$3,486.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement No. 1

To the Program Supplement, dated September 11, 2015, to the

Prospectus dated October 15, 2014

SolarCity Solar Bond Program

$10,000,000             Solar Bonds, Series 2015/R1

$10,000,000             Solar Bonds, Series 2015/R2

$30,000,000             Solar Bonds, Series 2015/R3

Pursuant to this pricing supplement, SolarCity Corporation is offering each of the following separate series of Redeemable Solar Bonds (collectively, the “Offered Series”):

	Solar Bonds, Series 2015/R1	Solar Bonds, Series 2015/R2	Solar Bonds, Series 2015/R3
Principal Amount	$10,000,000	$10,000,000	$30,000,000
Public Offering Price	100%	100%	100%
Initial Interest Rate(1)	1.10%	1.25%	1.40%
Minimum Investment	$1,000	$10,000	$100,000
Maximum Investment	$10,000,000	$10,000,000	$10,000,000

(1)	Interest rates are variable and subject to change in accordance with the terms described in the accompanying program supplement.

Each of the Offered Series is a separate series of Redeemable Solar Bonds. We may reopen any of the Offered Series, and we may issue additional Redeemable Solar Bonds within any of the Offered Series from time to time in the future. We also reserve the right to sell additional Redeemable Solar Bonds under any of the Offered Series as part of the same series and having the same terms and public offering price as the Redeemable Solar Bonds in any of the Offered Series sold pursuant to this pricing supplement.

For a complete description of the Redeemable Solar Bonds in each of the Offered Series, see “Description of Redeemable Solar Bonds” in the accompanying program supplement and “Description of the Solar Bonds” in the accompanying base prospectus.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the financing of additional solar installations and/or financing potential acquisitions and strategic transactions. We estimate that the total expenses of this offering payable by us will be approximately $30,000.

Investing in any of the Offered Series involves certain risks. Before buying any Redeemable Solar Bonds in any of the Offered Series, you should read the risks referenced under the caption “Risk Factors” beginning on page S-5 of the accompanying program supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

September 11, 2015